Exhibit 99.1

The Bank of Nova Scotia

NOVEMBER 28, 2023

TABLE OF CONTENTS

	AIF Page No.	MD&A Reference
Distribution Notice	1
Financial Data	1
Forward-looking Statements	1
CORPORATE STRUCTURE	2
Name, Address and Place of Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BANK’S BUSINESS	2
Three-Year History	2
DESCRIPTION OF THE BANK’S BUSINESS	3
General Summary	3	pp. 42-55
Environmental, Social and Governance Strategies	8
Risk Factors	8	pp. 73-112
DIVIDENDS	8
DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE	9	pp. 56-63
Common Shares	9
Preferred Shares – General	9
Certain Provisions of the Preferred Shares	10
Other Equity Instruments – Subordinated Capital Notes – General	11
Certain Provisions of the Subordinated Capital Notes	12
Constraints on Ownership of the Bank’s Shares	13
Credit Ratings of Securities and Liquidity	13
MARKET FOR SECURITIES OF THE BANK	14
Trading Price and Volume	15
Prior Sales	15
DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK	16
Directors and Board Committees of the Bank	16
Executive Officers of the Bank	18
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	19
Shareholdings of Management	20
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	20
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	21
TRANSFER AGENT AND REGISTRAR	22
CONFLICTS OF INTEREST	22
EXPERTS	22
THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE	22
Auditor	23	Table 80 on p. 129
ADDITIONAL INFORMATION	24
Schedule A – Principal Subsidiaries	25
Schedule B – Definition of Credit Ratings	26
Schedule C – Audit and Conduct Review Committee Charter	29

INFORMATION IS AT OCTOBER 31, 2023, UNLESS OTHERWISE NOTED.

Distribution Notice

When this Annual Information Form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents (or excerpts thereof) incorporated herein by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”, “Scotiabank”, “we” or “our”) dated November 28, 2023 (the “AIF”), are disclosed in the Management’s Discussion and Analysis for the year ended October 31, 2023 (the “MD&A”). The MD&A is also available on SEDAR+ at www.sedarplus.ca.

Financial Data

Except as otherwise noted, all information is given at or for the year ended October 31, 2023. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise noted.

Forward-looking Statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

CORPORATE STRUCTURE

Name, Address and Place of Incorporation

The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”). The Bank is a Schedule I bank under the Bank Act and the Bank Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 1W1 and its executive offices are at 40 Temperance Street, Toronto, Ontario, M5H 0B4. A copy of the Bank’s by-laws is available on www.sedarplus.ca.

Intercorporate Relationships

Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exception of Scotia Holdings (USA) LLC and Scotia Financing (USA) LLC which are incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, except for 1832 Asset Management L.P., Scotia Capital Inc. and Scotia Securities Inc. which are incorporated or established and existing under the laws of the Province of Ontario.

The Bank’s principal subsidiaries are listed on Schedule A.

GENERAL DEVELOPMENT OF THE BANK’S BUSINESS

Three-Year History

As reported in accordance with IFRS, for the fiscal year ended October 31, 2023, the Bank’s net income attributable to common shareholders was $6,991 million, down from $9,656 million in 2022. The Bank’s net income attributable to common shareholders was $9,391 million in 2021. Earnings per share (on a diluted basis) for the fiscal year ended October 31, 2023 was $5.78 compared to $8.02 in 2022 and $7.70 in 2021.

Return on equity for the fiscal year ended October 31, 2023 was 10.4%, compared to 14.8% in 2022 and 14.7% in 2021. In fiscal 2023, the Bank’s actual dividend payout ratio was 71.6% compared to 50.3% in 2022 and 46.5% in 2021.

For additional information on the Bank’s businesses, see the descriptions provided below and on pages 42 to 55 of the MD&A.

On September 26, 2022, the Bank announced Brian Porter’s decision to retire as President and Chief Executive Officer, effective January 31, 2023. The Bank’s Board of Directors appointed Scott Thomson as CEO of the Bank, effective February 1, 2023. Mr. Thomson initially served as President, effective December 1, 2022, with responsibility for the Bank’s four business lines. To support the transition, Mr. Porter was a Strategic Advisor to Mr. Thomson from February 1, 2023 to April 30, 2023.

Certain acquisitions and dispositions that have influenced the general development of the Bank’s business over the past three years are summarized below, for additional information on acquisitions and divestitures, see note 36 to the Bank’s consolidated financial statements for the year ended October 31, 2023.

On October 31, 2023, the Bank completed the sale of its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. For further details, please refer to note 36 of the Consolidated Financial Statements.

On October 27, 2022, the Bank completed the sale of its interest in Thanachart Insurance Public Company Limited and Thanachart Securities Public Company Limited.

On October 26, 2022, the Bank completed the sale of its 26.8% interest in Banco del Caribe, C.A and its 23.4% interest in Inversiones Americana del Caribe (IAC), B.V.

The Bank has made the decision to wind down its operations in India and Malaysia as part of the realignment of Global Banking and Markets business in the Asia Pacific region.

On June 9, 2022, the Bank announced that the agreement for the sale of its banking operations in Guyana to First Citizens Bank Limited, initially signed on March 3, 2021, has expired and has therefore been terminated in accordance with its terms.

On February 27, 2022, the Bank increased its ownership in Scotiabank Chile through the acquisition of an additional 16.8% stake for $1.2 billion from the non-controlling interest shareholders, resulting in 99.8% ownership of Scotiabank Chile.

On September 1, 2021, the Bank announced that it has completed the sale of its banking operations in Antigua and Barbuda to Eastern Caribbean Amalgamated Bank Limited, upon receiving regulatory approvals and satisfying closing conditions.

On May 12, 2021, the Bank increased its ownership in Scotiabank Chile through the acquisition of an additional 7.0% stake from the non-controlling interest shareholder for $481 million, resulting in ownership of 83% in Scotiabank Chile.

On March 31, 2021, the Bank completed the sale of its 100% interest in Scotiabank (Belize) Ltd. to Caribbean Investment Holdings Limited, upon receiving regulatory approvals and satisfying closing conditions.

On March 3, 2021, the Bank announced that it has entered into an agreement to sell its banking operations in Guyana to First Citizens Bank Limited.

DESCRIPTION OF THE BANK’S BUSINESS

General Summary

Scotiabank is a leading bank in the Americas. We help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets.

For the year ended October 31, 2023, the Bank’s operating segments are: Canadian Banking, International Banking, Global Wealth Management, Global Banking and Markets and Other.

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million customers. Retail, Small Business and Commercial Banking customers are served through its network of 947 branches and 3,703 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to Tangerine customers.

International Banking is a diverse franchise offering financial advice and solutions to over 12 million Retail, Corporate and Commercial clients. The geographic footprint encompasses 15+ countries, including Mexico, Chile, Peru, Colombia, Brazil, Uruguay, and certain markets across Central America and the Caribbean. The Bank is well positioned with a unique geographical footprint, providing Digital leadership and connectivity with Canada and the U.S. markets. International Banking countries continue to demonstrate attractive demographics and opportunities to grow banking penetration.

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. Global Wealth Management serves over 2 million investment fund and advisory clients across 13 countries – administering over $600 billion in assets.

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 20+ countries, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Collectively, the Bank has 89,483 employees (full-time equivalent) and our customers are served by a network of 2,379 branches and offices, as of the financial year end (October 31, 2023).

A more complete description of services provided by each of the Bank’s major business lines is available in the MD&A, on pages 42 to 55 inclusive, and those pages are herein incorporated by reference.

Competition

The Canadian banking system consists of numerous banks and other financial institutions. Certain large Canadian banks are required by law to be widely held because their equity exceeds a threshold of $12 billion. These banks compete nationwide through extensive branch networks, ABMs, telephone, internet and mobile banking offerings. In total, the Canadian system includes 35 domestic banks, 15 foreign banks and numerous credit unions and caisses populaires. More broadly, the Canadian financial services industry includes thousands of institutions such as life insurance companies, property and casualty insurers, consumer finance companies, independent investment dealers and independent retail mutual fund management companies.

Competition is reflected in the range of products and services offered, innovation in features, services, technology and delivery, as well as the various pricing schemes adopted. Additionally, a growing number of service providers in the Canadian marketplace are offering alternative channels and competition in the payments space. The increased number of new entrants into the financial services sector in recent years has also underscored an enhanced level of competition.

The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. In providing these services and products, the Bank competes with local and international banks and other financial institutions.

Supervision and Regulation in Canada

As a Canadian Schedule I Bank, the Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and co-operative credit associations.

In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (a) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate, or (b) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service. A bank may also invest in entities that provide professional investment management to closed-end funds and mutual funds, engage in the distribution of mutual funds and provide consulting and agency services for real property or service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance (the “Minister”) or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Canadian chartered banks may offer through their branch network credit or charge-card related insurance, creditors’ disability insurance, creditors’ life insurance, creditors’ loss of employment insurance, creditors’ vehicle inventory insurance, export credit insurance, mortgage insurance and travel insurance. Outside bank branches, a bank may offer insurance only in the limited circumstances prescribed by the Bank Act.

Without Minister approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more (which includes the Bank). A person is a major shareholder of a bank if: (a) the aggregate of shares of any class of voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 20% of that class of voting shares; or (b) the aggregate of shares of any class of non-voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 30% of that class of non-voting shares. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act. The Bank Act provides for limited circumstances in which the Canadian federal government may be permitted to acquire shares of a bank, including the Bank, if the Minister and Governor in Council were to conclude that to do so would promote stability in the financial system. While the government holds any shares of a bank, including the Bank, the Minister may impose certain terms and conditions, including conditions on the payment by the Bank of dividends on any of its shares.

The Superintendent is responsible to the Minister for the administration of the Bank Act. The Superintendent is required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister. The Bank is also required to disclose certain financial information. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada, and the activities of the Bank in Canada are subject to various other federal statutory provisions, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act which applies to all of the Bank’s businesses in Canada. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are regulated in Canada under the Trust and Loan Companies Act and the Insurance Companies Act, respectively, and under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self-regulatory organizations, such as the Canadian Investment Regulatory Organization (CIRO) for investment dealers and mutual fund dealers.

Bank Recapitalization (Bail-In) Regime

On September 23, 2018, the regulations under the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and the Bank Act (collectively, the “Bail-In Regulations”) which provides the details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank, came into force. Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank. For a description of the Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank reference is made to the Bank’s website under Regulatory Disclosures for Fixed Income Investors1. The information on our website

[1]	Visit webpage at https://www.scotiabank.com/ca/en/about/investors-shareholders/regulatory-disclosures/canadian-bank-resolution-powers-including- bail-in.html.

does not form part of this Annual Information Form.

International Supervision and Regulation

Capital adequacy for Canadian banks is regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) and subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Additional information on the regulatory capital of the Bank and developments facing the Bank are described under the headings “Regulatory capital” and “Regulatory capital developments” on pages 57-58 of the MD&A, respectively, and those sections are incorporated herein by reference.

Automatic Exchange of Information

Under the initiative of the Organization for Economic Co-Operation and Development, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (“CRS”). Canada’s automatic exchange of financial account information arrangements with jurisdictions, other than the U.S., has been implemented in accordance with the CRS and the implementation of the CRS legislation in Canada was effective July 1, 2017. The Bank meets all obligations imposed under the CRS, in accordance with local laws, in Canada and all applicable jurisdictions in which it operates.

Supervision and Regulation Outside Canada – Key Jurisdictions

United States

The activities of the Bank and its subsidiaries in the U.S. are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Federal Reserve Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the U.S. The SEC, state securities regulators and self- regulatory organizations, such as the Financial Industry Regulatory Authority, regulate its broker-dealer subsidiary and the SEC, effective November 1, 2021, regulates the Bank’s security-based swaps dealer business and the Commodity Futures Trading Commission (“CFTC”) oversees the Bank’s swaps and commodities trading and clearing businesses.

The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial activities to be undertaken in the U.S. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s U.S. branch and agency can engage in with affiliates of the Bank.

The Bank, as a non-U.S. bank with U.S. operations, is required by U.S. anti-money laundering laws, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. Failure of a financial institution to comply with these requirements could have serious legal and reputational consequences for the institution.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Dodd-Frank Act reforms include heightened consumer protection, revised regulation of over-the-counter derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards, and broader application of leverage and risk-based capital requirements.

The Bank is subject to the enhanced prudential standards and early remediation requirements of sections 165 (implemented by Regulation YY) and 166 of the Dodd-Frank Act (the “FBO Rule”) for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has a Chief Risk Officer for the U.S., a U.S. Risk Committee and complies with the FBO Rule. The Bank is not currently required to form a U.S. intermediate holding company under the FBO Rule. In October 2019, the Federal Reserve finalized its rules to further tailor the regulatory framework for enhanced prudential standards and the U.S. Basel III capital and liquidity requirements applicable to domestic banking organizations and foreign banking organizations (FBOs), with which the Bank is complying.

Mexico

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law to Regulate Financial Groups and the Regulations for the Establishment of Foreign Affiliates Financial Institutions in Mexico. The governing authority is the Ministry of Finance of Public Credit, as well as those supervising and regulatory authorities which are the Central Bank of Mexico, the National Banking and Securities Commission and the National Commission for the Protection of the Users of Financial Services.

Peru

Scotiabank Peru S.A.A. is a “banking company” pursuant to the Law of the Banking System, Insurance and Private Pension Funds Administrators and applicable rules for financial groups enacted by the Superintendency of Banking System, Insurance and Private Pension Funds Administrators (“SBS”) and the Superintendency of Securities Market (“SMV”). Beside SBS and SMV, the other governing authorities are the Central Bank of Peru, and the National Institution for the Defense of Competition and Intellectual Property, in charge, among other functions, of the protection of consumers of financial services.

Pursuant to SBS and SMV regulations on ownership and control of supervised companies, Scotiabank Peru S.A.A. also reports on its holding company shareholder Scotia Peru Holdings S.A.

Chile

Scotiabank Chile (“Scotiabank Chile”) is a special stock corporation governed by the provisions of the General Banking Act and by the provisions applicable to listed corporations contained in the Corporations Act. It is supervised by the Financial Markets Commission (CMF), which is an autonomous institution related to the Chilean Government through the Ministry of Finance. Scotiabank Chile is also governed by the Central Bank of Chile and the National Consumer Service (Sernac), the latter being responsible for, among other functions, consumer protection with regards to financial services, in accordance with the provisions of the Financial Consumer Protection Act. Scotiabank Chile’s subsidiaries are supervised by the CMF, according to their respective business lines.

Colombia

Scotiabank Colpatria S.A., a subsidiary of the Bank, is a bank incorporated in compliance with the regulations of the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or “SFC”). The SFC is the supervisor of the national banking, insurance, pension funds, and securities markets under Colombian laws, with the purpose of assuring their stability, efficiency and transparency, as well as maintaining and fostering a sound and balanced development of the financial system as a whole, while protecting the interests of the public in Colombia. The SFC is responsible for inspecting, supervising and controlling Scotiabank Colpatria S.A. Additionally, the SFC promotes, organizes and develops regulations in order to ensure the protection of investors, depositors, shareholders and stakeholders. The SFC is also responsible for financial customer protection.

United Kingdom

In respect of its London Branch, the Bank is authorized in the United Kingdom by the Prudential Regulation Authority (PRA) and subject to regulation by the Financial Conduct Authority (FCA) and limited regulation by the PRA. The Bank’s subsidiary in the United Kingdom, Scotiabank Europe Limited (formerly Scotiabank Europe plc), has successfully applied for its regulatory permissions in the United Kingdom to be cancelled and it is therefore no longer a regulated entity.

Republic of Ireland

In respect of the Bank’s Irish subsidiary, Scotiabank (Ireland) Designated Activity Company, the Bank is authorized and regulated in Ireland by the Central Bank of Ireland.

Singapore

In respect of its Singapore Branch, the Bank is authorised and regulated in Singapore by the Monetary Authority of Singapore.

Other Jurisdictions

Outside of the U.S., Mexico, Peru, Chile, Colombia, the United Kingdom, Ireland and Singapore, each of the Bank’s branches, agencies and subsidiaries, many of which are banks in their own right, is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.

Certain other regulatory developments facing the Bank are described on pages 117 to 119 inclusive of the MD&A and those pages are incorporated herein by reference.

Environmental, Social and Governance Strategies

Each year the Bank publishes information about its corporate Environment, Social and Governance (ESG) activities, including an annual ESG report. Collectively, these reports provide details of the Bank’s priorities and performance related to environmental, social and governance policies and strategies. ESG reporting can be found on the ESG Publications and Policies page within the Responsibility and Impact section of the Bank’s website at https://www.scotiabank.com/ca/en/about/responsibility-impact/esg-publications-policies.html.

Risk Factors

The risks faced by the Bank are described on pages 73 to 112 inclusive of the MD&A and those pages are incorporated herein by reference.

DIVIDENDS

Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the outstanding securities issued by Scotiabank Capital Trust (“Scotiabank Trust Securities”) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions are not paid in full on the Bank’s Subordinated Additional Tier 1 Capital Notes (NVCC), including those issued as recourse assets in respect of LRCNs to Scotiabank LRCN Trust where the trustee has not waived such distributions or no longer holds the respective LRCN AT1 Capital Notes (defined below), the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred or common shares.

Dividend Payments

In fiscal 2023, the Bank’s actual common share dividend payout ratio was 71.6%, compared to 50.3% in 2022. The Bank has declared and paid the following dividends on its common shares and preferred shares over the past three completed financial years:

	2023	2022(4)	2021(4)
Common Shares	$4.18	$4.06	$3.600000
Series 32[1]			$0.138829
Series 33[1]			$0.100614
Series 34[2]			$0.687500
Series 36[3]			$1.031250
Series 38		$0.303125	$1.212500
Series 40	$1.212500	$1.212500	$1.212500

(1)	On February 2, 2021, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 32 and Series 33

(2)	On April 26, 2021, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 34

(3)	On July 26, 2021, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 36

(4)	On January 27, 2022, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 38

(4)

On March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend buybacks and increases to dividends in respect of its common shares as part of COVID-19 measures. On November 4, 2021, OSFI removed the COVID-19 related restrictions and advised that such institutions may increase regular dividends and, subject to approval, repurchase common shares.

DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such securities. For more details on the Bank’s capital structure, see pages 56 to 63 of the MD&A and notes 21 and 24 of the consolidated financial statements for the year ended October 31, 2023. The Bank incorporates those pages and notes by reference.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares, without nominal or par value, of which 1,214,044,420 common shares were issued and outstanding as at October 31, 2023.

Holders of the Bank’s common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of the Bank are entitled to vote. Common shareholders are entitled to receive dividends, as and when declared on the common shares.

After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the Bank’s common shares shall be entitled to receive the remaining property of the Bank upon liquidation, dissolution or winding-up thereof.

Preferred Shares – General

The authorized preferred share capital of the Bank consists of an unlimited number of preferred shares without nominal or par value issuable in series. The term “Preferred Shares” shall refer to all authorized preferred shares of the Bank.

As at October 31, 2023, Non-cumulative Preferred Shares, Series 40 were outstanding. In addition, Non-cumulative Preferred Shares, Series 41 were authorized but are not currently outstanding.

The Preferred Shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

The Bank may not create, without the approval of the holders of Preferred Shares, any other class of shares ranking prior to or on a parity with the Preferred Shares, increase the authorized number of Preferred Shares or amend the provisions attaching to the Preferred Shares.

Any approval to be given by the holders of the Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Preferred Shares at which a majority of the outstanding Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

In accordance with capital adequacy requirements adopted by OSFI, non-common capital instruments issued after January 1, 2013, including Preferred Shares, must include terms providing for the full and permanent conversion of such securities into common shares upon the occurrence of certain trigger events relating to financial viability (the Non-Viability Contingent Capital or “NVCC requirements”) in order to qualify as regulatory capital. Preferred Shares, Series 40 and 41 satisfy the NVCC requirements.

Certain Provisions of the Preferred Shares

Dividends

The holders of the Preferred Shares will be entitled to receive either a fixed or floating rate quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year at the rate specified in the terms of each series. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on a series of Preferred Shares on or before the dividend payment date for a particular quarter, then the entitlement of the holders of such series of Preferred Shares to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.

The holders of the Preferred Shares, Series 40 are entitled to receive fixed quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank, for the specified initial period as set out in the terms of each series, and thereafter the dividend rate for each series will reset every five years at the rate specified in the terms for such series.

The holders of the Preferred Shares, Series 41 are entitled to receive floating rate quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank. No Preferred Shares, Series 41 are currently outstanding.

Redemption

The Preferred Shares currently outstanding will not be redeemable prior to the date specified in the terms for each series. Subject to the provisions of the Bank Act, the prior consent of the Superintendent and to certain conditions being met, the Bank may redeem at the time specified in the terms of each series all or any part of an outstanding series of Preferred Shares at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed as specified in the terms of each series.

Notice of any redemption of any series of Preferred Shares will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares in any series are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Rights Upon Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of each series of the Preferred Shares shall be entitled to receive $25.00 per Preferred Share, together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares. The holders of each series of the Preferred Shares shall not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

So long as any shares of a series of Preferred Shares are outstanding, the Bank will not, without the approval of the holders of the relevant series of Preferred Shares:

(a)

declare, pay or set apart for payment any dividends on the common shares of the Bank or any other shares ranking junior to the series of Preferred Shares (other than stock dividends payable in shares ranking junior to the series of Preferred Shares);

(b)

redeem, purchase or otherwise retire any common shares or any other shares ranking junior to the series of Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the series of Preferred Shares);

(c)	redeem, purchase or otherwise retire less than all of the series of Preferred Shares; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares of the Bank, redeem, purchase or otherwise retire any other shares ranking on a parity with the series of Preferred Shares;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative preferred shares of the Bank then issued and outstanding and on all other cumulative shares ranking on a parity with the preferred shares of the Bank and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative preferred shares of the Bank (including the series of Preferred Shares) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares of the Bank.

Purchase for Cancellation

Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any series of Preferred Shares outstanding, in the open market at the lowest price or prices, as determined to be advisable, at which in the opinion of the Board of Directors of the Bank such shares are obtainable.

Issuance of Other Series of Preferred Shares

The Bank may issue other series of preferred shares ranking on parity with the Preferred Shares without the authorization of the holders of the Preferred Shares.

Voting Rights

Subject to the provisions of the Bank Act, the holders of a series of Preferred Shares as such will not be entitled to receive notice of, attend, or vote at, any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on such series of Preferred Shares in respect of any quarter. In that event, the holders of such Preferred Shares will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are to be elected and will be entitled to one vote for each Preferred Share held. The voting rights of the holders of such series of Preferred Shares shall forthwith cease upon payment by the Bank of the first dividend on the series of Preferred Shares to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on such series of Preferred Shares in any quarter, in which event such voting rights shall become effective again and so on from time to time.

Other Equity Instruments – Subordinated Capital Notes - General

The Bank currently has outstanding (a) US$1.25 billion 4.650% Fixed to Floating Rate Non-Cumulative Subordinated AT1 Capital Notes (NVCC) (“2017 AT1 Capital Notes”), (b) US$1.25 billion 4.900% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“4.900% AT1 Capital Notes”), (c) $1.25 billion 3.70% Fixed Rate Resetting Limited Recourse Capital Notes, Series 1 (NVCC) (“3.70% LRCNs”), (d) $1.25 billion 3.70% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“3.70% AT1 Capital Notes”), (e) US$600 million 3.625% Fixed Rate Resetting Limited Recourse Capital Notes, Series 2 (NVCC) (“3.625% LRCNs”), (f) US$600 million 3.625% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“3.625% AT1 Capital Notes”), (g) $1.5 billion 7.023% Fixed Rate Resetting Limited Recourse Capital Notes, Series 3 (NVCC) (“7.023% LRCNs”), (h) $1.5 billion 7.023% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“7.023% AT1 Capital Notes”), (i) US$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes, Series 4 (NVCC) (“8.625% LRCNs”) and (j) US$750 million 8.625% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“8.625% AT1 Capital Notes”, and together with the 2017 AT1 Capital Notes, the 4.900% AT1 Capital Notes, the 3.70% LRCNs, the 3.70% AT1 Capital Notes, the 3.625% LRCNs, the 3.625% AT1 Capital Notes, the 7.023% LRCNs, the 7.023% AT1 Capital Notes and the 8.625% LRCNs, the “Subordinated Capital Notes”). The Subordinated Capital Notes have been determined to be compound instruments that have both equity and liability features. For more details, see note 24 of the consolidated financial statements for the year ended October 31, 2023.

The Subordinated Capital Notes are direct unsecured obligations of the Bank and rank pari passu with each other and subordinate to all of the Bank’s indebtedness and in right of payment equally with and not prior to indebtedness that ranks equally in right of payment with, or is subordinated to, the Subordinated Capital Notes (other than indebtedness which by its terms ranks subordinate to the Subordinated Capital Notes). The Subordinated Capital Notes constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up (i) a Recourse Event (as defined below) will have occurred and pursuant to the limited recourse feature described below, an investment in the 3.70% LRCNs, the 3.625% LRCNs, the 7.023% LRCNs and the 8.625% LRCNs (collectively, the “LRCNs”), will become an investment in the corresponding 3.70% AT1 Capital Notes, 3.625% AT1 Capital Notes, 7.023% AT1 Capital Notes and 8.625% AT1 Capital Notes, respectively, and will be subject to the subordination provisions of such notes, and (ii) the 2017 AT1 Capital Notes, the 4.900% AT1 Capital Notes, the 3.70% AT1 Capital Notes, the 3.625% AT1 Capital Notes, the 7.023% AT1 Capital Notes and the 8.625% AT1 Capital Notes (collectively, the “AT1 Capital Notes”) will rank ahead of the Bank’s common shares and Preferred Shares.

The AT1 Capital Notes include terms providing for the full and permanent conversion of such securities into common shares of the Bank upon the occurrence of certain trigger events relating to NVCC requirements in order to qualify as regulatory capital.

Certain Provisions of the Subordinated Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the 2017 AT1 Capital Notes was payable semi-annually in arrears for the initial five-year period which ended on October 12, 2022. The interest now accrues at a floating rate, resets quarterly and is payable quarterly. Interest on each of the 4.900% AT1 Capital Notes, the 3.70% LRCNs, the 3.70% AT1 Capital Notes, the 3.625% LRCNs, the 3.625% AT1 Capital Notes, the 7.023% LRCNs, the 7.023% AT1 Capital Notes, the 8.625% LRCNs and the 8.625% AT1 Capital Notes is payable quarterly in arrears at a fixed rate for the initial five years and thereafter, interest will reset every five years and accrue at a fixed rate. While interest on the AT1 Capital Notes is payable on a quarterly basis, the Bank may, at its discretion, with prior notice, cancel the interest payments on the AT1 Capital Notes. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common shares or Preferred Shares or redeem or otherwise retire such shares until the month commencing after the Bank resumes full interest payments on the AT1 Capital Notes, unless such interest has been waived by the note holders.

Interest will be due and payable on the AT1 Capital Notes on an interest payment date only if it is not cancelled by the Bank. Any cancelled interest payments will not be cumulative. The Bank has the sole and absolute discretion (i) at any time in respect of the 2017 AT1 Capital Notes and 4.900% AT1 Capital Notes, and (ii) at any time while the 3.70% AT1 Capital Notes, the 3.625% AT1 Capital Notes, the 7.023% AT1 Capital Notes and the 8.625% AT1 Capital Notes are no longer held by the LRT Trustee (defined below), and for any reason to cancel (in whole or in part), with notice to the holders of the AT1 Capital Notes, any interest payment that would otherwise be payable on any interest payment date. As a result, the holder of AT1 Capital Notes may not receive any interest on any interest payment date or at any other times, and the holder will have no claims whatsoever in respect of that cancelled interest.

Interest payments on the LRCNs are non- deferrable, however, non-payment in cash of interest that is not cured within 5 business days results in a Recourse Event. Upon a Recourse Event, the holders of such LRCNs will receive the respective AT1 Capital Notes.

Maturity and Redemption

The LRCNs have a stated maturity. The AT1 Capital Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the AT1 Capital Notes except in the event of bankruptcy or insolvency and provided that the NVCC requirements have not been triggered. The Subordinated Capital Notes are redeemable at the sole discretion of the Bank five years after their issuance and every quarter or five years, as applicable, thereafter. The Subordinated Capital Notes are also redeemable following certain regulatory or tax events, in accordance with their terms. All redemptions are subject to regulatory consent. For more details, see note 24 of the consolidated financial statements for the year ended October 31, 2023.

Limited Recourse

The 3.70% AT1 Capital Notes, the 3.625% AT1 Capital Notes, the 7.023% AT1 Capital Notes and the 8.625% AT1 Capital Notes (collectively, the “LRCN AT1 Capital Notes”) were issued by the Bank in connection with the Bank’s concurrent issuance of the respective LRCNs. The LRCN AT1 Capital Notes are held by Computershare Trust Company of Canada as trustee (the “LRT Trustee”) for Scotiabank LRCN Trust (the “Limited Recourse Trust”) for the benefit of the holders of corresponding LRCNs.

In the event of the occurrence of certain recourse events (each, a “Recourse Event”), which include (a) the non-payment in cash by the Bank of the principal amount of the LRCNs, together with any accrued and unpaid interest, on the maturity date, (b) the non-payment in cash by the Bank of the redemption price for the LRCNs when due, (c) the non-payment in cash of interest for the LRCNs when due which is not cured within 5 business days, (d) an event of default (i.e. bankruptcy, insolvency, or liquidation of the Bank), or (e) a non-viability contingent capital trigger event, the trustee of the Limited Recourse Trust will deliver to holders of LRCNs their proportionate share of the assets then held by the Limited Recourse Trust, which will, except in limited circumstances, consist of the LRCN AT1 Capital Notes (other than in the case of a non- viability contingent capital trigger event, in which case such assets will be the common shares issued upon conversion of the related LRCN AT1 Capital Notes), in each case in full satisfaction of the Bank’s obligations under the LRCNs.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time and from time to time, repurchase for cancellation any Subordinated Capital Notes in the open market, by tender or by private agreement, in any manner and at any price or at differing prices.

If at any time the Bank repurchases for cancellation the LRCNs, then the Bank shall, subject to regulatory consent, redeem such aggregate principal amount of the related LRCN AT1 Capital Notes that is equal to the aggregate principal amount of LRCNs purchased for cancellation by the Bank.

Events of Default

An event of default in respect of the Subordinated Capital Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. None of a default in the performance of any covenant contained in a trust indenture relating to the Subordinated Capital Notes, a failure to make a payment on the Subordinated Capital Notes when due (including any interest payment, whether as a result of cancellation or otherwise) or an NVCC automatic conversion upon the occurrence of a trigger event will constitute an event of default (although the non-payment by the Bank of the principal amount, together with any accrued and unpaid interest, on their maturity date, the non-payment in cash by the Bank of the redemption price when due, and a non-viability contingent capital trigger event will constitute a recourse event for the Limited Recourse Capital Notes).

Issuance of other Senior or Pari Passu Securities

The terms governing the Subordinated Capital Notes do not limit the Bank’s ability to incur additional indebtedness or to issue or repurchase securities, other than the restriction on retirement of shares noted above. The Bank may incur additional indebtedness without the authorization of the holders of the Subordinated Capital Notes.

Voting Rights

Holders of Subordinated Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Subordinated Capital Notes are converted into common shares of the Bank under NVCC requirements, holders of the Subordinated Capital Notes will become holders of the Bank’s common shares and will only have rights as holders of common shares.

Constraints on Ownership of the Bank’s Shares

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. Please refer to the section above entitled “Description of the Bank’s Business – General Summary – Supervision and Regulation in Canada” for a summary of these restrictions.

Credit Ratings of Securities and Liquidity

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivative and hedging transactions. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies. The following ratings have been assigned to the Bank’s securities by the rating agencies noted below, which are independent third parties. Credit ratings, including stability or provisional ratings, are not recommendations to purchase, sell or hold a security as they do not comment on market price or suitability for a particular investor. Ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Ratings are subject to revision or withdrawal at any time by the rating agency. Each rating listed in the chart below should be evaluated independently of any other rating applicable to the Bank’s debt, Subordinated Capital Notes and Tier 1 Capital.

	Moody’s Investor Service (Moody’s)		Standard & Poor’s Ratings Services (S&P)		Fitch Ratings (Fitch)		DBRS Limited (DBRS)
	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)
Legacy Senior Debt (2)	Aa2	2 of 9	A+	3 of 10	AA	2 of 10	AA	2 of 10
Senior Debt (3)	A2	3 of 9	A-	3 of 10	AA-	2 of 10	AA (low)	2 of 10
Short-term deposits/commercial paper	P-1	1 of 4	A-1	1 of 6	F1+	1 of 6	R-1(high)	1 of 10
Subordinated debt	Baa1	4 of 9	A-	3 of 10	A	3 of 10	A(high)	3 of 10
Subordinated debt (NVCC) (4)	Baa1 (hyb)	4 of 9	BBB+	4 of 10	A	3 of 10	A(low)	3 of 10
Subordinated additional tier 1 capital notes (NVCC) (4)	Baa3 (hyb)	4 of 9	BBB-	3 of 9	BBB+	4 of 10	BBB (high)	4 of 10
Limited Recourse Capital Notes (NVCC) (4)	Baa3 (hyb)	4 of 9	BBB-	3 of 9	BBB+	4 of 10	BBB (high)	4 of 10
Non-cumulative Preferred Shares (NVCC) (4)	Baa3 (hyb)	4 of 9	BBB-/P-2 (low) (5)	3 of 9 / 2 of 8	BBB+	4 of 10	Pfd-2	2 of 6
Outlook	Stable	N/A	Stable	N/A	Stable	N/A	Stable	N/A

(1)

Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt of share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low, 1/2/3) to show relative standing within the major rating categories.

(2)	Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
(3)	Subject to conversion under the bank recapitalization “bail-in” regime.
(4)	Non-Viability Contingent Capital (NVCC)
(5)	Canadian Scale

On April 19, 2023, DBRS affirmed the Bank’s ratings and maintained the Outlook at Stable.

On June 20, 2023, Fitch affirmed the Bank’s ratings and maintained the Outlook at Stable.

On August 11, 2023, Moody’s affirmed the Bank’s ratings and maintained the Outlook at Stable.

On October 5, 2023, S&P affirmed the Bank’s ratings and maintained the Outlook at Stable.

The Bank makes payments in the ordinary course to the credit rating agencies for the rating services associated with the assignment of the credit ratings noted above. In addition, the Bank made customary payments in respect of certain other services provided to the Bank by the aforementioned credit rating agencies.

A definition of the categories of each rating as at November 28, 2023 has been obtained from the respective rating agency’s website and is outlined in Schedule B, and a more detailed explanation may be obtained from the applicable rating agency.

MARKET FOR SECURITIES OF THE BANK

The Bank’s common shares are listed under the stock symbol “BNS” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Preferred Shares are listed on the TSX under the stock symbol “BNS.PR.I” for the Preferred Shares, Series 40. From time to time, the Bank also has deposit notes and other securities listed on the UK Listing Authority, Singapore Stock Exchange, Swiss Stock Exchange and Taiwan Exchange.

Trading Price and Volume

The following table sets out the price range and trading volume of the Bank’s securities on the TSX (as reported by Bloomberg) for the periods indicated:

	Common Shares	Preferred Shares
		Series 40
November 2022
-High Price ($)	$71.75	$21.91
-Low Price ($)	$64.36	$20.10
-Volume (‘000)	115,279	217

December 2022
-High Price ($)	$70.41	$21.00
-Low Price ($)	$64.06	$19.58
-Volume (‘000)	159,830	415

January 2023
-High Price ($)	$72.04	$21.96
-Low Price ($)	$64.91	$19.75
-Volume (‘000)	142,828	272

February 2023
-High Price ($)	$74.41	$21.45
-Low Price ($)	$67.10	$20.77
-Volume (‘000)	96,924	288

March 2023
-High Price ($)	$70.90	$21.40
-Low Price ($)	$63.85	$19.40
-Volume (‘000)	176,456	218

April 2023
-High Price ($)	$69.18	$21.68
-Low Price ($)	$66.22	$19.61
-Volume (‘000)	119,480	281

May 2023
-High Price ($)	$68.08	$21.55
-Low Price ($)	$64.88	$20.19
-Volume (‘000)	90,750	160

June 2023
-High Price ($)	$67.02	$20.90
-Low Price ($)	$63.20	$20.01
-Volume (‘000)	127,627	235

July 2023
-High Price ($)	$67.54	$20.81
-Low Price ($)	$63.04	$19.82
-Volume (‘000)	129,261	252

August 2023
-High Price ($)	$66.32	$20.95
-Low Price ($)	$61.46	$20.06
-Volume (‘000)	92,327	357

September 2023
-High Price ($)	$65.68	$22.51
-Low Price ($)	$60.64	$20.16
-Volume (‘000)	120,320	450

October 2023
-High Price ($)	$61.03	$22.10
-Low Price ($)	$55.20	$20.50
-Volume (‘000)	116,187	476

Prior Sales

From time to time, the Bank issues principal at risk notes, which are securities issued by the Bank for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest, including one or more indices, exchange traded funds or a notional basket of equities or other securities or combination of any of the foregoing. For information about the Bank’s issuance of subordinated indebtedness and other equity instruments since October 31, 2022, see notes 21 and 24 to the Bank’s consolidated financial statements for the year ended October 31, 2023, which are incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

Directors and Board Committees of the Bank

The following table sets out the Bank’s directors as of November 28, 2023. The term of office of each director expires at the close of the Bank’s next annual meeting of shareholders. Information concerning the nominees proposed by management for election as directors at the annual meeting of shareholders will be contained in the Bank’s 2024 Management Proxy Circular.

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Nora A. Aufreiter Toronto, Ontario, Canada (Director since August 25, 2014)	CGC HCOB –Chair	Corporate Director

Guillermo E. Babatz Mexico City, Mexico (Director since January 28, 2014)	HCOB RC – Chair	Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients

Scott B. Bonham Atherton, California, U.S.A. (Director since January 25, 2016)	ACRC CGC	Corporate Director and co-founder of Intentional Capital, a privately-held real estate asset management company

Daniel (Don) H. Callahan Fairfield, Connecticut, U.S.A. (Director since June 15, 2021)	CGC RC	Corporate Director and Non-Executive Chairman of TIME USA LLC

W. Dave Dowrich Brooklyn, New York, U.S.A. (Director since June 1, 2022)	ACRC RC	Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (TIAA)

Michael B. Medline Toronto, Ontario, Canada (Director since September 1, 2023)	ACRC CGC	President and Chief Executive Officer Sobeys Inc., grocery retailer

Lynn K. Patterson Toronto, Ontario, Canada (Director since September 1, 2020)	ACRC RC	Corporate Director

Michael D. Penner London, United Kingdom (Director since June 26, 2017)	ACRC CGC	Corporate Director, Operating Partner of Partners Group AG, a Swiss-based global private equity firm, Chairman of Partners Group Canada, and Leading Operating Director and Chairman of US Infrastructure Corporation, Enfragen Renewable Energy, and Careismatic Brands, Inc.

Una M. Power Vancouver, British Columbia, Canada (Director since April 12, 2016)	HCOB RC	Corporate Director

Aaron W. Regent Toronto, Ontario, Canada (Director since April 9, 2013)	ACRC CGC HCOB RC	Chair of the Board of the Bank and Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American based industrial minerals company

Calin Rovinescu, C.M. Toronto, Ontario, Canada (Director since November 1, 2020)	CGC –Chair HCOB	Corporate Director, venture capital investor and senior advisor to several corporations

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Sandra J. Stuart Vancouver, British Columbia, Canada (Director since September 1, 2023)	ACRC RC	Corporate Director

L. Scott Thomson Toronto, Ontario, Canada (Director since April 12, 2016)	None	President and Chief Executive Officer of the Bank

Benita M. Warmbold Toronto, Ontario, Canada (Director since October 29, 2018)	ACRC – Chair CGC	Corporate Director

Notes:

ACRC – Audit and Conduct Review Committee

CGC – Corporate Governance Committee

HCOB – Human Capital and Compensation Committee

RC – Risk Committee

All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF for the past five years with the exception of: Daniel (Don) H. Callahan, who prior to December 2018 was Chief Administrative Officer and Global Head of Operations, Technology and Shared Services at Citigroup; W. Dave Dowrich, who prior to joining TIAA in 2021 was Senior Executive Vice President and Chief Financial Officer of Prudential Financial’s International Businesses, and prior to Prudential Financial, held several executive positions with AIG from 2013 to 2020 in Japan and the U.S., including the role of Chief Financial Officer of AIG Japan and Asia Pacific; Lynn K. Patterson, who was Deputy Governor of the Bank of Canada until her retirement in July 2019; Michael D. Penner, who prior to November 2018 was Chairman of the Board of Directors of Hydro-Québec; Calin Rovinescu, who prior to February 2021 was President and Chief Executive Officer of Air Canada; Sandra J. Stuart, who prior to September 2020 was President and Chief Executive Officer of HSBC Bank Canada; and L. Scott Thomson, who prior to November 2022 was President and Chief Executive Officer of Finning International Inc.

L. Scott Thomson is not independent, due to his position as President and Chief Executive Officer of the Bank.

Executive Officers of the Bank

The following are the Bank’s executive officers, their titles and places of residence in Canada (except as otherwise noted) as of November 28, 2023:

Name and Principal Occupation	Place of Residence

L. Scott Thomson President and Chief Executive Officer	Toronto, Ontario

Rajagopal Viswanathan Group Head and Chief Financial Officer	Oakville, Ontario

Jacqueline Allard Deputy Head, Global Wealth Management	Toronto, Ontario

Francisco Aristeguieta Silva Group Head, International Banking	Florida, U.S.A.

Aris Bogdaneris Group Head, Canadian Banking	Toronto, Ontario

Glen Gowland Group Head, Global Wealth Management	Toronto, Ontario

Jake Lawrence Chief Executive Officer and Group Head, Global Banking and Markets	Toronto, Ontario

Barbara F. Mason Group Head and Chief Human Resources Officer	Toronto, Ontario

James Neate President and Group Head, Corporate and Investment Banking	Mississauga, Ontario

Philip Thomas Group Head and Chief Risk Officer	Cobourg, Ontario

Michael Zerbs Group Head, Technology & Operations	Markham, Ontario

Ian Arellano Executive Vice President and General Counsel	Toronto, Ontario

Anique Asher Executive Vice President, Finance and Strategy	Etobicoke, Ontario

Stephen Bagnarol Executive Vice President, Canadian Business Banking	Thornhill, Ontario

Paul Baroni Executive Vice President, Finance and Chief Financial Officer, Canadian Banking	Toronto, Ontario

Alex Besharat Executive Vice President, Canadian Wealth Management	Toronto, Ontario

Tracy Bryan Executive Vice President, Direct Channels and Enablement	Whitby, Ontario

Stuart Davis Executive Vice President, Internal Data Protection Management	Toronto, Ontario

John Doig Executive Vice President, Retail Sales	Etobicoke, Ontario

Nicole Frew Executive Vice President and Chief Compliance Officer	Toronto, Ontario

Neal Kerr Executive Vice President, Asset Management	Toronto, Ontario

Chris Manning Executive Vice President, Global Business Payments	Mississauga, Ontario

Loretta Marcoccia Executive Vice President, Global Operations	Etobicoke, Ontario

Diego Masola Executive Vice President and Country Head, Chile	Santiago, Chile

Eugenia (Jenny) Poulos Deputy Chief Human Resources Officer	Toronto, Ontario

Gillian Riley Executive Vice President, President & CEO, Tangerine	Toronto, Ontario

Shawn Rose(1) Executive Vice President and Chief Technology Officer	California, U.S.A.

Adrián Otero Rosiles Executive Vice President and Country Head, Mexico	Mexico City, Mexico

Anya M. Schnoor Executive Vice President, Caribbean and Central America	Toronto, Ontario

Kevin Teslyk(2) Executive Vice President and Chief Operating Officer, Canadian Banking	Burlington, Ontario

Steve Sparkes Executive Vice President, Chief Information Security Officer and Enterprise Platforms	New York, U.S.A.

Maria Theofilaktidis Executive Vice-President and Chief Auditor	Toronto, Ontario

Martin Weeks Executive Vice President and Group Treasurer	Oakville, Ontario

Terri-Lee Weeks Executive Vice President, Retail Customer	Toronto, Ontario

(1)	Mr. Rose will cease to serve as Executive Vice President and Chief Technology Officer, effective December 30, 2023.
(2)	Mr. Teslyk will cease to serve as Executive Vice President and Chief Operating Officer, Canadian Banking, effective December 30, 2023.

All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except: Adrián Otero Rosiles, who prior to February 2019, was Head of Wholesale Banking and Head of Investment Banking of BBVA Bancomer, and Terri-Lee Weeks, who prior to September 2021, was Senior Vice President, Personal Savings & Investments, Royal Bank of Canada, and L. Scott Thomson, who prior to November 2022 was President and Chief Executive Officer of Finning International Inc, and Jacqueline Allard, who prior to September 2023, was an Executive Vice President responsible for consumer lending and international banking businesses from January 2019 to July 2023 and Senior Vice President responsible for strategy and marketing functions for personal and commercial banking from February 2016 to January 2019 each at Royal Bank of Canada, and Francisco Aristeguieta Silva, who prior to May 2023, was CEO Institutional Services from July 2020 to January 2023 and CEO State Street International from July 2019 to July 2020 each at State Street Corp and CEO Asia Pacific from July 2015 to April 2019 at Citigroup Inc., and Aris Bogdaneris, who prior to September 2023, was a member of the Management Board from June 2015 to July 2023 at ING Bank, and Neal Kerr, who prior to March 2019, was Executive Vice President at CI Financial Corp. from March 2018 to February 2019, and Eugenia (Jenny) Poulos, who prior to October 2023, was Senior Vice President, Talent Services & Operations at Royal Bank of Canada from July 2020 to Sept 2023 and Senior Vice President Workforce Strategy and Employee Experience at Royal Bank of Canada from July 2017 to June 2020, and Steve Sparkes, who prior to October 2021, was Managing Director, Head of Cyber Security Technology at Bank of America Corporation.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Bank’s knowledge, the Bank confirms that no director or executive officer of the Bank:

(a)

is, as at the date of this AIF or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued:

(i)	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this AIF, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, or within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the best of the Bank’s knowledge, none of the directors or executive officers of the Bank have been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Shareholdings of Management

To the knowledge of the Bank, the directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank. The Bank’s directors or executive officers own, or exercise control or direction over, less than one percent of the outstanding shares of any of the Bank’s subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the ordinary course of business, the Bank and its subsidiaries are and have been subject to a variety of pending and threatened legal proceedings, including civil claims and lawsuits, regulatory examinations, investigations, audits, and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. Some of these matters may involve novel legal theories and interpretations and may be advanced under criminal as well as civil statutes, and some proceedings could result in the imposition of civil, regulator enforcement or criminal penalties. The Bank reviews the status of all proceedings on an ongoing basis and will exercise judgment in resolving them in such manner as the Bank believes to be in its best interest. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action or regulatory proceeding and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

From time to time, in the ordinary course of business, the Bank and its subsidiaries have been and may be subject to penalties or sanctions imposed by securities regulatory authorities, which may include late filing fees, or have entered or may enter into settlement agreements with securities regulatory authorities. As the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, fees, administrative penalties, settlement agreements and sanctions may be categorized differently by each regulator. Any such penalties imposed under these categories against the Bank and its subsidiaries, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision. During the 2023 fiscal year, the Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.2

For more details, see note 23 of the consolidated financial statements for the year ended October 31, 2023.

On May 11, 2023, it was announced that the Bank entered into resolutions, including monetary penalties of US $22.5 million, with the U.S. SEC (US $7.5 million), and the CFTC (US $15 million), relating to electronic communications on unauthorized mobile devices and communications channels by certain personnel of the Bank’s U.S. broker-dealer, U.S. swap dealer and U.S. futures commission merchant. This amount was previously fully provisioned. In addition, the Bank has agreed to retain a compliance consultant who will review, among other things, the Bank’s policies and procedures, training, surveillance, technological solutions, and disciplinary framework related to communication channels and the preservation of electronic communications. Reports on these subjects will be provided to both the SEC and the CFTC. The resolutions also require the Bank to report – for a period of two years – to the SEC and CFTC any discipline imposed on personnel of the Bank’s U.S. broker-dealer, U.S. swap dealer and U.S. futures commission merchant for violations of the Bank’s policies and procedures concerning the preservation of electronic communications, including those found on personal devices.

The Bank, through its Peruvian subsidiary, is engaged in legal actions related to certain value-added tax assessed amounts and associated interest totaling $165 million, which arose from certain client transactions which occurred prior to the Bank’s acquisition of the subsidiary. The legal action in Peru relating to the original assessed amount was heard by the Constitutional Court in June 2023 and a decision is pending. In November 2021, the Peruvian Constitutional Court dismissed the matter relating to the accrued interest for procedural reasons. With respect to this interest component, in October 2022, the Bank filed a request for arbitration against the Republic of Peru before the International Centre for the Settlement of Investment Disputes, pursuant to the provisions of the Canada-Peru Free Trade Agreement and the matter is proceeding through the arbitration process. The claim arises out of the Constitutional Court of Peru’s inequitable treatment of Scotiabank Peru’s rights in breach of the Canada-Peru Free Trade Agreement. The Bank is confident that it will be successful in these matters and intends to continue to defend its position. Accordingly, no amounts have been accrued in the consolidated financial statements.

On November 5, 2015, the Bank and its New York Agency entered a written agreement (the “Agreement”) with the Federal Reserve Bank of New York and the New York State Department of Financial Services relating to the New York Agency’s Bank Secrecy Act/Anti-Money Laundering Program. The Bank has committed significant resources to addressing the findings in the Agreement and has made significant enhancements to its BSA/AML and sanctions program. On May 18, 2023, the Federal Reserve Board terminated the Agreement.

In 2021, the Bank recorded settlement and litigation provisions in the amount of $62 million in connection with the Bank’s former metals business. These provisions were recorded in the Other operating segment.

On August 19, 2020, the Bank entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against the Bank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s investigations into the Bank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the Resolutions, the Bank made aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and has agreed to retain an independent compliance monitor, which the Bank engaged on April 1, 2021. Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions, which the Bank is carrying out under the oversight of the independent compliance monitor, which commenced its engagement in April 2021, and which is expected to last three years under the terms of the Resolutions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Bank’s knowledge, the Bank confirms that there are no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.

[2]

National Instrument 14-101 limits the meaning of “securities legislation” to Canadian provincial and territorial legislation and “securities regulatory authority” to Canadian provincial and territorial securities regulatory authorities.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Bank’s transfer agent and registrar at the following addresses: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 and Computershare Trust Company N.A., 150 Royall Street, Canton, Massachusetts, 02021, U.S.

CONFLICTS OF INTEREST

To the knowledge of the Bank, no director or executive officer of the Bank has an existing or potential material conflict of interest with the Bank or any of its subsidiaries.

EXPERTS

The Bank’s Auditors are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5. KPMG LLP is independent of the Bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE

A copy of the Bank’s Audit and Conduct Review Committee charter is attached to this AIF as Schedule C and can also be found on the Bank’s website at www.scotiabank.com in the Board of Directors section.

The following directors are members of the Audit and Conduct Review Committee as of November 28, 2023: Benita M. Warmbold (Chair and financial expert), Scott B. Bonham, W. Dave Dowrich (financial expert), Lynn K. Patterson, Michael B. Medline, Michael D. Penner, Aaron W. Regent (financial expert), and Sandra J. Stuart. All of the members of the Committee are financially literate and independent as defined by Canadian and United States securities law. The Bank’s Board of Directors has designated each of Benita M. Warmbold , W. Dave Dowrich and Aaron W. Regent as an ‘audit committee financial expert’, as that term is defined by United States securities laws.

The education and related experience (as applicable) of each Audit and Conduct Review Committee member is described below.

Benita M. Warmbold (Chair) – Ms. Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of the Canada Pension Plan (“CPP”) Investment Board, having retired from the latter in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data, and investment operations. Prior to joining the CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation, and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a Chartered Professional Accountant and a Fellow of CPA Ontario. Ms. Warmbold is a Fellow of the Institute of Corporate Directors and is a WXN Hall of Fame inductee.

Scott B. Bonham – Mr. Bonham is a corporate director and the co-founder of Intentional Capital, a privately-held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. in electrical engineering from Queen’s University and an M.B.A. from Harvard Business School.

W. Dave Dowrich – Mr. Dowrich is Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (“TIAA”). Prior to joining TIAA in 2021, Mr. Dowrich served as CFO, International Businesses at Prudential Financial Inc., based in Tokyo, Japan. Prior to Prudential Financial, Mr. Dowrich held several executive positions with American International Group (“AIG”) from 2013 to 2020 in Japan and the U.S, including the role of Chief Financial Officer of AIG Japan and Asia Pacific. Previously, Mr. Dowrich held senior roles in investment banking at Goldman Sachs and Credit Suisse. He began his career as a pension consulting actuary in Toronto, Ontario. Mr. Dowrich has a B.Sc. in actuarial science and applied statistics from the University of Toronto and an M.B.A. in finance from the Wharton School of the University of Pennsylvania. He is a Fellow of the Society of Actuaries, an Associate of the Canadian Institute of Actuaries, and a Member of the American Academy of Actuaries.

Lynn K. Patterson – Ms. Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (“BoC”)

from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Prior to joining the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

Michael B. Medline - Mr. Medline has served as President & Chief Executive Officer of Empire Company Limited and Sobeys Inc. since January 2017. Mr. Medline is a proven leader with a strong track record of success in Canadian retail. Prior to his role at Empire, he also held senior retail leadership positions at Canadian Tire Corporation, including President & Chief Executive Officer. He began his career working with the Ontario Securities Commission, followed by two years practicing law with McCarthy Tétrault. He was Corporate Counsel for PepsiCo Canada before moving to Abitibi Consolidated Inc. where he held a variety of roles including Senior Vice President, Strategy and Corporate Development. Mr. Medline serves on the Board of Trustees for the Hospital for Sick Children. He is a board member of The BlackNorth Initiative, Huron University College at Western University, and The Sobey Foundation, and currently serves as Chair of the Grocery Foundation. He is former Chair of the Retail Council of Canada and was on the Board of SickKids Foundation and the Board of Governors for Canada’s Sports Hall of Fame. Mr. Medline holds an M.B.A. from Raymond A. Mason School of Business, William & Mary, an LL.B. from the University of Toronto, and a B.A. from Huron University College at Western University.

Michael D. Penner – Mr. Penner is a corporate director and an Operating Partner of Partners Group AG, a Swiss-based global private equity firm. In this capacity, he serves as the Chairman of Partners Group Canada, as well as Chair of several Partners Group portfolio companies, including United States Infrastructure Corporation, Enfragen Renewable Energy, and Careismatic Brands, Inc. Mr. Penner was Chair of the Board of Directors of Hydro-Quebec from 2014 to 2018. He was previously the President and Chief Executive Officer of Peds Legwear Inc. prior to its acquisition by Gildan Activewear Inc. in August 2016. Mr. Penner was instrumental in establishing the “Michael D. Penner Institute on ESG”, a multidisciplinary program supporting in-depth research into environmental, social, and governance issues, at L’Université de Montréal. He has also served on the Board of Directors of ICD Quebec, Les Grands Ballets Canadiens de Montréal, and Selwyn House School. Mr. Penner holds a B.A. from McGill University and a J.D. from Hofstra University in New York.

Aaron W. Regent – Mr. Regent is Chair of the Board of Scotiabank. He is the Founder, Chairman, and Chief Executive Officer of Magris Performance Materials Inc., a leading North American performance materials company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario. He is a Chartered Accountant and a Fellow of CPA Ontario.

Sandra J. Stuart - Ms. Stuart is a corporate director and the former President and Chief Executive Officer of HSBC Bank Canada. During her over 35-year career with HSBC, Ms. Stuart held various leadership roles including Chief Operating Officer and Group Head of Change Delivery Management. She was recognized as one of Canada’s Most Powerful Women (Top 100) in 2014 and was awarded the inaugural Deloitte Inclusion Vanguard Award by the Women’s Executive Network in 2016. Ms. Stuart was acknowledged as one of British Columbia’s Most Influential Women by BC Business Magazine in both 2015 and 2019. She became a Catalyst Canada Honours Champion in 2019. Ms. Stuart has a B.A. with a double minor in Economics and Business from Simon Fraser University and has completed Executive Management courses at the Harvard Business School and the IMD International Business School.

Auditor

Please refer to Table 80 on page 129 of the MD&A, which is incorporated herein by reference, for disclosure relating to the fees paid by the Bank to the Bank’s Auditor, KPMG LLP in each of the last three fiscal years. The nature of these services is described below:

•

Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•

Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.

The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Auditor. The objective of the Policies is to specify the scope of services permitted to be performed by the Bank’s Auditor and to ensure the independence of the Bank’s Auditor is not compromised through engaging them for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: audit services (all such engagements provided by the Bank’s Auditor as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Auditor (primarily audit and audit-related services). The Bank’s Auditor shall not be engaged in the provision of tax or other non-audit services, without the pre- approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the U.S. Sarbanes-Oxley Act of 2002, Canadian independence standards for auditor and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on a regular basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on the SEDAR+ website at www.sedarplus.ca and on the SEC’s website at www.sec.gov. For a description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank reference is made to https://www.scotiabank.com/ca/en/about/investors- shareholders/regulatory-disclosures/canadian-bank-resolution-powers-including-bail-in.html. Such information may also be found at www.sedarplus.ca and at www.sec.gov/edgar. Information contained in or otherwise accessible through the websites mentioned in this Annual Information Form does not form a part of this Annual Information Form. All references in this Annual Information Form to websites are inactive textual references and are for your information only. Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s consolidated financial statements and MD&A for the year ended October 31, 2023. A copy of such documents may be obtained upon request from the Corporate Secretary’s Department, at 40 Temperance Street, Toronto, Ontario, M5H 0B4 Tel: (416) 866-3672. E-mail: corporate.secretary@scotiabank.com.

Schedule A

Principal subsidiaries (1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

	Carrying value of shares
As at October 31 ($ millions)	Principal office	2023	2022
Canadian
Scotia Capital Inc.	Toronto, Ontario	$3,723	$3,215
BNS Investments Inc.	Toronto, Ontario	22,925	15,750
1832 Asset Management L.P.	Toronto, Ontario
Montreal Trust Company of Canada	Montreal, Quebec
MD Financial Management Inc.	Ottawa, Ontario	2,711	2,781
Jarislowsky, Fraser Limited	Montreal, Quebec	997	988
Scotia Securities Inc.	Toronto, Ontario	63	63
Tangerine Bank	Toronto, Ontario	4,529	3,827
The Bank of Nova Scotia Trust Company(2)	Toronto, Ontario	610	214
Scotia Mortgage Corporation	Toronto, Ontario	780	810
National Trust Company	Stratford, Ontario	388	374
Roynat Inc.	Calgary, Alberta	674	594
Scotia Dealer Advantage Inc.	Hamilton, Ontario	912	867

International
Scotia Holdings (USA) LLC (3)	New York, New York	7,218	3,166	(4)
Scotia Capital (USA) Inc.	New York, New York
Scotia Financing (USA) LLC	New York, New York
Nova Scotia Inversiones Limitada	Santiago, Chile	7,423	6,114
Scotiabank Chile S.A. (99.79%)	Santiago, Chile
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.39%)	Mexico City, Mexico	6,812	5,960
Scotiabank Inverlat, S.A.	Mexico City, Mexico
Scotia Peru Holdings S.A.	Lima, Peru	5,700	4,961
Scotiabank Peru S.A.A. (99.31%)	Lima, Peru
Multiacciones S.A.S	Bogota, Colombia	1,100	842
Scotiabank Colpatria, S.A.(55.98%)(5)	Bogota, Colombia
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	914	788
Scotia Uruguay Holdings S.A.	Montevideo, Uruguay	585	478
Scotiabank Uruguay S.A.	Montevideo, Uruguay
Scotiabank Republica Dominicana, S.A. – Banco Multiple (99.80%)	Santo Domingo, Dominican Republic	934	906
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,552	1,550
Scotia Group Jamaica Limited (71.78%)	Kingston, Jamaica
Scotiabank Trinidad and Tobago Limited (50.90%)	Port of Spain, Trinidad and Tobago
Scotiabank (Barbados) Limited	Bridgetown, Barbados	307	273
BNS International (Bahamas) Limited	Nassau, Bahamas	13,903	17,180
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	The Bank of Nova Scotia Trust Company & ADS Canadian Bank amalgamated effective November 1, 2022 and continuing as The Bank of Nova Scotia Trust Company.
(3)	Effective July 1, 2023, Scotia Holdings (U.S.) Inc. converted to a Limited Liability Company and changed its name to Scotia Holdings (USA) LLC.
(4)	The 2022 Scotia Capital (USA) Inc. carrying value was part of BNS Investments Inc.
(5)	The Bank made a capital contribution to Scotiabank Colpatria, S.A. in July 2023 which increased its ownership interest to 55.98% following the subsequent issuance of additional shares.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank’s accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

Schedule B

Definition of Credit Ratings

Moody’s

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Ratings of Prime-1 (or P-1) reflect a superior ability to repay short-term obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default or impairment on contractual financial obligations and the expected financial loss suffered in the event of default or impairment. Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk. Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Additionally, a “(hyb)” indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. The “Stable” outlook indicates a low likelihood of a rating change over the medium term.

S&P

S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market, typically with an original maturity of no more than 365 days. Short-term issue credit ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated “A-1” is rated in the highest category and indicates S&P’s view that an obligor’s capacity to meet its financial commitments on the obligation is strong.

S&P long-term issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations: likelihood of payment – the capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; the nature of and provisions of the financial obligation, and the promise they impute; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. A rating in the “A” category means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong. An obligation rated in the “BBB” category indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

An S&P Global Ratings preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P Global Ratings. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. It is the practice of S&P Global Ratings to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. A reference to “high” or “low” reflects the relative strength within the rating category, and the absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

An S&P Global Ratings outlook assesses the potential direction of a long-term credit rating over the intermediate term

(generally up to two years for investment grade and generally up to one year for speculative grade). In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions. A positive or negative outlook is not necessarily a precursor of a rating change or future CreditWatch action. The “Stable” rating outlook means that a rating is not likely to change.

Fitch Ratings

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention (a long term rating can also be used to rate an issue with short maturity). Typically, this means a timeframe of up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. A rating of “F1+” denotes the highest short-term credit quality, indicating the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Fitch publishes credit ratings that are forward-looking opinions on the relative ability of an entity or obligation to meet financial commitments. Issuer Default Ratings (IDRs) are assigned to corporations, sovereign entities, and financial institutions, such as banks, leasing companies and insurers, and public finance entities (local and regional governments). IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. A rating of “AA” denotes expectation of very low default risk and indicates very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. A rating of “A” denotes expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by adding the modifiers “+” or “-” to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one-to-two year period. They reflect financial or other trends that have not yet reached or been sustained the level that would cause a rating action, but which may do so if such trends continue. The “Stable” rating outlook means that the rating is not likely to change over a one-to-two year period.

DBRS Morningstar

The DBRS Morningstar’s short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short- term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS Morningstar long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which a long-term obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories from AA to CCC contain the subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated “AA” are of superior credit quality and capacity for the payment of financial obligations is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated “A” are of good credit quality and capacity for payment of financial obligations is substantial, but of lesser credit quality than AA; and may be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS Morningstar preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its related obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS Morningstar rating using the preferred share rating scale is based on quantitative and qualitative considerations relevant to the borrowing entity. This scale may also apply to certain hybrid securities. Each rating category may be denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “Pfd-2” rating indicates that the preferred shares are generally of good credit quality.

Rating trends provide guidance in respect of an opinion of DBRS Morningstar regarding the outlook for the credit rating in question. The “Stable” rating trend represents an indication that there is less likelihood that the rating could change in the future than would be the case if the rating trend was “Negative” or “Positive”. The conditions that lead to the assignment of a Negative or Positive trend are generally resolved within a 12-month period. DBRS Morningstar’s outlooks and ratings are under regular surveillance.

Schedule C

THE BANK OF NOVA SCOTIA

CHARTER

AUDIT AND CONDUCT REVIEW COMMITTEE OF THE BOARD OF DIRECTORS

The Audit and Conduct Review Committee of the Board of Directors (the “Committee”) has the responsibilities and duties as outlined below and serves as the Bank’s audit committee, conduct review committee and consumer protection committee.

AUDIT

A.	Mandate

1.	To perform such duties as may be required by:

•	the Bank Act (the “Bank Act”), the regulations thereunder and guidelines of the Office of the Superintendent of Financial Institutions Canada (“OSFI”); and

•

other applicable legislation and regulations, including those of the Ontario Securities Commission and the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange, the Securities and Exchange Commission and the Sarbanes-Oxley Act, 2002,

as more fully described under the heading “Duties” below.

2.	To assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities for:

•	the integrity of the Bank’s consolidated financial statements and related quarterly results releases;

•	the system of internal control, including internal control over financial reporting and disclosure controls and procedures (“internal controls”);

•	the external auditor’s qualifications, independence and performance; and

•	the Bank’s finance, compliance (including anti-money laundering, anti-terrorist financing and sanctions) and internal audit functions.

3.	To perform such other duties as may from time to time be assigned to the Committee by the Board.

4.	To act as the audit committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

B.	Authority

The Committee has authority to:

•	conduct or authorize investigations into any matters within its scope of responsibility;

•	retain, as appropriate and at the Bank’s expense, independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation;

•	meet with Bank officers, the external auditor or outside counsel, as necessary;

•	determine appropriate funding for independent advisors;

•	communicate directly with the internal and external auditors;

•	receive all material correspondence between the external auditor and management related to audit and interim review findings; and

•	call a meeting of the Board to consider any matter of concern to the Committee.

C.	Duties

The Committee shall:

Financial Information

•

review the quarterly and annual consolidated financial statements of the Bank prior to approval by the Board and disclosure to the public, and satisfy itself that the financial statements present fairly the financial position, results of operations and cash flows of the Bank;

•

review should include discussion with management and the external auditor of significant issues, including significant accounting policies, regarding the financial results, accounting principles, practices and management estimates and judgments;

•	satisfy itself that the Bank’s accounting practices are prudent and appropriate;

•	review the quarterly and annual Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) prior to review and approval by the Board;

•

review any material proposed changes in accounting standards and securities policies or regulation relevant to the Bank’s consolidated financial statements and approve any material changes in accounting policies related to the Bank’s consolidated financial statements;

•	review environmental, social and governance (ESG) disclosures, including climate-related disclosure, to be included in financial reporting as required by regulators or that may be required by law;

•	review any tax matters material to the financial statements;

•

be satisfied that adequate procedures are in place for the review of the Bank’s public disclosure of all consolidated financial statements, related quarterly results press releases and financial information extracted or derived from the Bank’s consolidated financial statements and periodically assess the adequacy of these procedures;

•	review material financial press releases prior to public disclosure;

•	review earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to public disclosure;

•	review investments and transactions that could adversely affect the well-being of the Bank brought to its attention by the external auditor or by any officer of the Bank;

•	discuss significant financial risk exposures and the steps management of the Bank has taken to monitor, control and report such exposures;

•	review the Annual Information Form and Form 40-F; and

•

review the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements.

Internal Controls

•

require Bank management to implement and maintain appropriate internal control procedures including anti- fraud controls and review, evaluate and approve these procedures, including the Bank’s Internal Control Policy, as part of the Bank’s overall internal control framework;

•

receive and review reports from management and internal audit on the design and operating effectiveness of the internal control framework and any significant control breakdowns, including any reports concerning significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls;

•	as part of this review, the Committee should discuss with management whether any deficiencies identified may be systemic or pervasive;

•	receive and review the external auditor’s audit report on the Bank’s internal controls over financial reporting as of the Bank’s year end; and

•

require management to establish procedures and review and approve the procedures established for the receipt, retention, treatment and resolution of complaints received by the Bank regarding accounting, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees, as part of the Bank’s Whistleblower Policy (Enterprise-wide), and carry out the Committee’s responsibilities under the Bank’s Whistleblower Policy (Enterprise-wide), as required.

Finance

•	oversee the Finance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Financial Officer of the Bank;

•	annually reviewing and approving the mandate of the Chief Financial Officer and the charter of the Finance Department;

•	annually reviewing and approving the organizational structure of the Finance Department;

•	annually reviewing and approving the Finance Department’s risk appetite statement, resources and budget;

•

annually assessing the effectiveness of the Chief Financial Officer and the effectiveness of the Finance Department, and annually approving the performance review of the Chief Financial Officer, taking into consideration any regulatory findings with respect to the finance function;

•	conveying its views to the Human Capital and Compensation Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Financial Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Financial Officer; and

•	succession planning for the role of Chief Financial Officer;

•	overseeing that the Finance Department has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Finance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to the Finance Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Compliance

•	approve the Compliance Risk Summary Framework;

•	receive reports from management on the Bank’s compliance with legal and regulatory requirements and the adequacy and effectiveness of the Bank’s compliance controls, including:

•	review the annual and other periodic reports of Global Compliance; and

•	follow up with management on plans to remediate any deficiencies identified in reports and on any regulatory recommendations or findings, and discuss if weaknesses may exist elsewhere;

•	meet, on its own or with the Board, with representatives of OSFI to discuss OSFI’s supervisory results;

•	meet with Bank management to review and discuss the Bank’s response to OSFI’s recommendations and suggestions pursuant to their supervisory activities;

•	review any issues raised by Internal Audit that address the appropriateness and effectiveness of the Bank’s Compliance Risk Summary Framework and management of significant compliance risks;

•	oversee the Global Compliance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Compliance Officer;

•	annually reviewing and approving the mandate for the Chief Compliance Officer and the charter of the Global Compliance Department;

•	annually reviewing and approving the organizational structure of the Global Compliance Department;

•	annually reviewing and approving the Global Compliance Department’s risk appetite statement, resources and budget;

•

annually assessing the effectiveness of the Chief Compliance Officer and the effectiveness of the Global Compliance Department, and annually approving the performance review of the Chief Compliance Officer, taking into consideration any regulatory findings with respect to the Global Compliance Department;

•	conveying its view to the Human Capital and Compensation Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Compliance Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Compliance Officer; and

•	succession planning for the role of Chief Compliance Officer;

•	with respect to the Security-Based Swap Dealer (“SBSD”) Chief Compliance Officer:

•	reviewing and approving the appointment and/or removal of the SBSD Chief Compliance Officer;

•	reviewing annual reports from the SBSD Chief Compliance Officer; and

•	reviewing and approving the total compensation to be paid to the SBSD Chief Compliance Officer;

•	overseeing that Global Compliance has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Global Compliance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to Global Compliance are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Enterprise Anti-Money Laundering and Anti-Terrorist Financing

•	oversee the Bank’s Enterprise Anti-Money Laundering and Anti-Terrorist Financing and Sanctions program (including anti-bribery and anti-corruption matters) (collectively, the “AML Program”);

•	review and approve the Bank’s Enterprise Anti-Money Laundering and Anti- Terrorist Financing and Sanctions Policy and any significant changes thereto;

•	receive reports on the Bank’s compliance with legal and regulatory anti-money laundering requirements;

•	review any issues raised by Internal Audit that address the appropriateness and effectiveness of the Bank’s AML Program and management of significant risks with this program;

•	regularly meet with the Group Chief Anti-Money Laundering Officer to discuss the effectiveness of the Bank’s AML Program; and

•

oversee the Enterprise Anti-Money Laundering and Anti-Terrorist Financing and Sanctions function (including anti-bribery and anti-corruption matters) (collectively, the “AML Function”), having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Group Chief Anti-Money Laundering Officer;

•	annually reviewing and approving the job description of the Group Chief Anti-Money Laundering Officer and the charter of the AML Function;

•	annually reviewing and approving the organizational structure of the AML Function;

•	annually reviewing and approving the AML Function resources and budget;

•

annually assessing the effectiveness of the Group Chief Anti-Money Laundering Officer and the effectiveness of the AML Function, and annually approving the performance review of the Group Chief Anti-Money Laundering Officer, taking into consideration any regulatory findings with respect to the AML Function;conveying its view to the Chief Compliance Officer and the Human Capital and Compensation Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Group Chief Anti-Money Laundering Officer;

•	considerations to be factored into the total compensation to be paid to the Group Chief Anti-Money Laundering Officer; and

•	succession planning for the role of Group Chief Anti-Money Laundering Officer;

•	overseeing that the AML Function has unfettered access to the Committee;

•	periodically requesting independent reviews of the AML Function, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to the AML Function are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Internal Audit

•	review the quarterly and other reports of the Chief Auditor;

•	review any matters of significance that arose from non-audit engagements performed by the Audit Department;

•

regularly meet with the Chief Auditor with and/or without management, to discuss the effectiveness of the Bank’s internal control, risk management (including anti-money laundering) and governance processes;

•	oversee the Audit Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Auditor;

•	annually reviewing and approving the mandate of the Chief Auditor and the charter of the Audit Department;

•	annually reviewing and approving the organizational structure of the Audit Department;

•	annually reviewing and approving the annual audit plan, overall risk assessment methodology, budgets and resources of the Audit Department;

•

annually assessing the effectiveness of the Chief Auditor and the Audit Department, taking into consideration the objectivity and independence of the Bank’s internal audit function, and annually approving the performance review of the Chief Auditor, taking into consideration any regulatory findings with respect to the Audit Department;

•	conveying its view to the Human Capital and Compensation Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Auditor;

•	considerations to be factored into the total compensation to be paid to the Chief Auditor; and

•	succession planning for the role of Chief Auditor;

•	periodically reviewing results of the internal Quality Assurance and Improvement Program;

•	periodically requesting independent reviews of the Audit Department, reviewing the results of such reviews and reporting such results to the Board;

•	overseeing that deficiencies identified related to the Audit Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions; and

•	advising the Board of any recommendations for the continuous improvement of the Audit Department;

•	ensure the Audit Department has unfettered access and a direct and independent reporting line to the Committee;

•	provide for an open avenue of communication between the Audit Department and the Board;

•	ensure that the Audit Department’s recommendations are adequately considered and acted on, by providing the Audit Department with the authority to follow-up on observations and recommendations; and

•	review and approve the Internal Audit Third Party Risk Management Policy.

External Auditor

•	have responsibility for the oversight of the external auditor who reports directly to the Committee;

•	recommend to the Board the retention or termination of the Bank’s external auditor, subject to shareholder ratification;

•

review and approve the annual audit plan and letter(s) of engagement, and as part of such review, satisfy itself that the Bank’s audit plan is risk based and covers all relevant activities over a measurable cycle;

•	annually review the external auditor’s opinion on the annual financial statements, including the key audit matters and critical audit matters contained therein;

•

review and evaluate the external auditor’s qualifications, performance and independence, including a review and evaluation of the lead audit partner, taking into consideration the opinions of management and the Bank’s Audit Department in such evaluation and any concerns raised by OSFI or other stakeholders about the external auditor’s independence;

•

consistent with the Committee’s annual assessment and periodic comprehensive review of the external auditors, the Committee shall establish a policy that stipulates the criteria for the Bank tendering the contract for the role of the Bank’s external auditor;

•

as part of this policy and any review undertaken by the Committee, the Committee should periodically consider whether to put the external auditor contract out for tender, taking into consideration the length of the current external auditor’s tenure and the risks that tenure may pose to the external auditor’s objectivity and independence;

•

receive the Canadian Public Accountability Board’s (“CPAB”) annual public report, along with any notices required to be communicated by the external auditor to the Committee, including those required by CPAB, OSFI and the Public Company Accounting Oversight Board (“PCAOB”);

•	review and recommend to the Board the annual fee for the audit of the Bank’s consolidated financial statements and internal control over financial reporting;

•	as part of this review, the Committee should satisfy itself that the level of audit fees is commensurate with the scope of work undertaken in consideration of financial reporting risks;

•

review and pre-approve in accordance with established pre-approval policy, all services to be provided by the external auditor, including audit and audit related services and permitted tax and non-audit services;

•	delegate the authority to pre-approve non-audit services to a member of the Committee;

•	review external auditor services pre-approved by the delegate of the Committee;

•	review annually the total fees paid to the external auditor by required categories;

•	at least annually, obtain and review reporting from the external auditor describing:

•	the firm’s internal quality-control procedures;

•	the firm’s internal procedures to ensure independence;

•

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits of the Bank carried out by the firm, and any steps taken to deal with any such issues;

•	the skill and resources (amount and type) of the firm; and

•	an assessment of all relationships between the external auditor and the Bank that pertain to independence;

•	review the rotation plan for partners on the engagement;

•	meet with the external auditor and with management to discuss the quarterly and the annual consolidated financial statements and the Bank’s disclosure under any MD&A;

•	review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	discuss with the external auditor the OSFI returns, investments or transactions reviewed by the Committee;

•	resolve any disputes between the external auditor and management; and

•	review and approve policies for the Bank’s employment of current and former employees or partners of the current or former external auditor.

Other Duties

•	review the periodic reports on litigation matters;

•	review such returns as specified by OSFI;

•	review such other periodic disclosure documents as required by regulators or that may be required by law;

•	provide for an open avenue of communication between internal audit, the external auditor and the Board;

•	annually, review the charter for the Committee and evaluate the Committee’s effectiveness in fulfilling its mandate;

•	prepare a committee report for inclusion in the Bank’s management proxy circular; and

•	institute and oversee special investigations as needed.

CONDUCT REVIEW

D.	Mandate

1.

To perform the duties with respect to the Bank’s procedures for ensuring its transactions with its related parties comply with Part XI of the Bank Act and any regulations thereunder as more fully described under the heading “Duties” below.

2.	In the event a widely held bank holding company or insurance holding company has a significant interest in any class of shares of the Bank:

•

to establish policies for entering into transactions referred to in subsection 495.1(1) of the Bank Act, including transactions with a holding company or any other related party of the Bank that is an entity in which the holding company has a substantial investment; and

•

to review certain of the Bank’s transactions that are referred to in subsection 495.3(1) of the Bank Act including any transaction with a widely held insurance or bank holding company or any other related party in which they hold a substantial investment.

3.

To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board concerning the monitoring of adherence to procedures for identifying potential conflicts of interest and for resolving such conflicts of interest, for restricting the use of confidential information, and as more fully described under the heading “Duties” below.

4.	To assist the Board in fulfilling its oversight responsibilities for:

•	setting standards of conduct and ethical behaviour; and

•	conduct reviews, risk culture and conduct risk.

5.	To perform such other duties as are required under the Bank Act or by OSFI, or as may from time to time be assigned by the Board.

6.	To act as the conduct review committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

E.	Duties

1.	Establish criteria for determining whether the value of transactions with related parties of the Bank is nominal or immaterial to the Bank;

2.	Approve the terms and conditions of:

•	loans, other than margin loans, to senior officers of the Bank on terms and conditions more favourable to the senior officers than those offered to the public; and

•

loans to spouses or common-law partners of senior officers of the Bank on the security of mortgages of the principal residences of such spouses or common-law partners on terms and conditions more favourable than those offered to the public;

3.

Approve the practice of the Bank making financial services, other than loans or guarantees, available to senior officers of the Bank or to spouses or common-law partners, or children who are less than 18 years of age of senior officers of the Bank, on terms and conditions more favourable than those offered to the public, provided the financial services are offered by the Bank to its employees on those favourable terms and conditions;

4.

Require Bank management to establish procedures to enable the Bank to verify that its transactions with related parties of the Bank comply with Part XI of the Bank Act and to review those procedures and their effectiveness. These procedures should, among other things, enable management to verify that:

•	all related party transactions are on terms and conditions at least as favourable to the Bank as market terms and conditions, other than transactions referred to in clauses 2 and 3 above;

•	loans to full-time senior officers, other than margin loans and mortgages on their principal residences, do not exceed the greater of twice their annual salaries and $100,000;

•

aggregate loans or guarantees to, and investments in the securities of any related party (subject to certain exceptions) do not exceed 2% of the Bank’s regulatory capital unless the approval of 2/3 of the Board has been obtained; and

•	aggregate loans or guarantees to, and investments in the securities of all related parties (subject to certain exceptions) do not exceed 50% of the Bank’s regulatory capital;

5.	Review the practices of the Bank to identify any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank;

6.

Monitor the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations and for restricting the use of confidential information;

7.	Review and approve the Risk Culture & Conduct Risk Management Summary Framework;

8.

Review and, if appropriate, recommend for Board approval any material changes to the Scotiabank Code of Conduct which includes the standards of conduct and ethical behaviour for employees, officers and directors of the Bank and its subsidiaries and recommend for approval by the Board any exceptions from the Scotiabank Code of Conduct, as appropriate;

9.	Review reports from Global Compliance on compliance with the Scotiabank Code of Conduct and any instances of material deviation therefrom with corrective actions taken;

10.	Review the annual letter of certification from the Chief Executive Officer on the Bank’s compliance with the Scotiabank Code of Conduct;

11.

Monitor the Bank’s exposure to material risks relating to conduct and risk culture matters by reviewing the Bank’s risk management practices including its identification, measurement, monitoring and assessment of these types of risks;

12.	Review matters reported to the Committee included in the Chief Compliance Officer Report as it relates to the Enterprise Conduct, Risk Culture and Ethics programs;

13.	Review with management the results of their assessment of the Bank’s risk culture and conduct risk, and their plans to remediate any material deficiencies identified; and

14.	Monitor the processes established by the Bank to mitigate conduct risk.

CONSUMER PROTECTION

F.	Mandate

1.

To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board with respect to the Bank’s procedures for complying with the consumer provisions, including Part XII.2 of the Bank Act and its associated regulations and any Financial Consumer Agency of Canada (“FCAC”) guidance, as more fully described under the heading “Duties” below.

2.	To perform such other duties as are required under the Bank Act or by OSFI or the FCAC, or as may from time to time be assigned by the Board.

3.	To act as the consumer protection committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

G.	Duties

1.	Require Bank management to establish procedures for complying with the consumer provisions, including Part XII.2 of the Bank Act and its associated regulations and any FCAC guidance;

2.	Review such procedures referred to in clause 1 above to determine whether they are appropriate to ensure that the Bank is complying with the consumer provisions;

3.

Require Bank management to report at least annually to the Committee on the implementation of the procedures and on any other activities that the Bank carries out in relation to the protection of its customers.

COMMITTEE OPERATIONS

H.	Reporting

After each meeting of the Committee, the Committee is required to report to the Board on matters reviewed by the Committee. The Committee shall also report as required to the Risk Committee on relevant issues.

The Chair of the Committee shall review, for completeness, the Board’s report to OSFI with respect to conduct review matters on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.

The Chair of the Committee shall review, for completeness, the Board’s report to FCAC with respect to consumer protection matters on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.

The Committee shall review and assess the adequacy of this Charter on an annual basis and report the results of this review to the Corporate Governance Committee of the Board.

I.	Composition

Structure

The Committee shall consist of a minimum of three Directors. No member of the Committee may serve on more than three audit committees of public company boards without the consent of the Corporate Governance Committee and the Board.

Each member must be financially literate or become financially literate within a reasonable period of time subsequent to his/her appointment to the Committee. At least one member must be a financial expert. There should also be a reasonable representation of other key competencies on the Committee, as determined by the Corporate Governance Committee.

Independence

The Committee is composed entirely of independent directors as defined in applicable laws, rules and regulations and as determined pursuant to the Director Independence Standards approved by the Board for Committee members.

No member of the Committee may be an officer or employee of the Bank or of any of its subsidiaries or affiliates. No member may be a person who is affiliated with the Bank.

Directors’ fees are the only compensation a member of the Committee may be paid by the Bank.

Appointment of Committee Members

Members of the Committee are appointed or reappointed annually by the Board, upon the recommendation of the Corporate Governance Committee, such appointments to take effect immediately following the annual meeting of the shareholders of the Bank. Members of the Committee shall hold office until their successors are appointed, or until they cease to be Directors of the Bank.

Vacancies

Vacancies may be filled for the remainder of the current term of appointment of members of the Committee by the Board, subject to the requirements under the headings “Structure” and “Independence” above.

Appointment and Qualifications of Committee Chair

The Board shall appoint from the Committee membership, a Chair for the Committee to preside at meetings. In the absence of the Chair, one of the other members of the Committee present shall be chosen by the Committee to preside at that meeting.

The Chair for the Committee must have all of the qualifications for Committee membership and have accounting or related financial management expertise.

J.	Meetings

Calling of Meetings

Meetings of the Committee may be called by the Chair, by any two members of the Committee or the external auditor. Members may participate in meetings in person or by telephone, electronic or other communications facilities.

Written resolutions in lieu of a meeting are permitted, solely in accordance with the Bank Act.

The Committee shall hold an in camera session immediately prior to and/or following the conclusion of the regular agenda matters. The Committee shall also hold in camera sessions, separately at each Committee meeting, with each of the Chief Financial Officer, Chief Compliance Officer, Chief Auditor and the external auditor. The Committee shall also hold in camera sessions with the Group Chief Anti-Money Laundering Officer, as appropriate. The Committee shall also meet separately, at least quarterly, with management.

To facilitate communication between the Committee and the Risk Committee, the Chair of the Risk Committee shall receive notice of all Committee meetings and may attend Committee meetings by invitation as a non-voting observer.

The Committee may invite any director, officer or employee or any other person to attend meetings to assist the Committee with its deliberations.

Notice of Meetings

Notice of meeting of the Committee shall be sent by prepaid mail, by personal delivery or other means of transmitted or recorded communication or by telephone at least 12 hours before the meeting to each member of the Committee at the member’s address or communication number last recorded with the Corporate Secretary. A Committee member may in any manner waive notice of a meeting of the Committee and attendance at a meeting is a waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

Notice to the Internal Auditor and External Auditor

The Chief Auditor and the external auditor are entitled to receive notice of every meeting of the Committee and, at the expense of the Bank, to attend and be heard at each meeting and to have the opportunity to discuss matters with the independent directors, without the presence of management.

Frequency

The Committee shall meet at least quarterly.

Quorum

The quorum for a meeting of the Committee shall be a majority of its members, subject to a minimum of two members.

Delegation

The Committee may designate a sub-committee to review any matter within the Committee’s mandate.

Secretary and Minutes

The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary of the Bank shall act as Secretary of the Committee.

Minutes of meetings of the Committee shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Committee and to the Board, if required by the Board.

This Charter was last reviewed and approved by the Board on June 27, 2023.